CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 14, 2002

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Telefónica

JOAQUÍN DE FUENTES BARDAJÍ
General Vicesecretary
and Vicesecretary of the Board of Directors
TELEFÓNICA S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law, hereby announces the following.

SIGNIFICANT EVENT

The Standing Committee of the Board of Directors of "Telefónica, S.A.", on its meeting held today, has resolved to execute the second capital increase on the Company's share capital, to be charged to freely disposable reserves, as approved by the Annual General Shareholders' Meeting of June 15th, 2001, through the issuance and listing of new ordinary Company shares, of the same series and carrying the same rights as those currently outstanding, with a nominal value of one euro each, and of an amount equal to two per cent of the Company's share capital.

This capital increase shall be effected wholly subject to the conditions established in the resolution corresponding to point VI, paragraphs C) and D), of the Agenda of the Annual General Shareholders' Meeting of June 15th, 2001, and the new shares shall be issued in accordance with the provisions of the Stock Market Law 24/1988 of July 28 and other pertinent regulations.

For this purpose, once the procedures established by law to satisfy the prior legal requirements in order to execute the capital increase have been fulfilled, the corresponding announcement shall be published in the Official Gazette of the Mercantile Register, thus marking the start of the period of free allotment of the new shares in the ratio of one new share for every fifty old shares held. In order to achieve this, Company shareholders will be those natural or juridical persons who at the close of the day immediately prior to the date of the beginning of the free allotment period, appear as the holders of Company shares on the accounting registers of the member entities of the Spanish Securities Settlement and Clearance Service.

The period of free allotment shall be fifteen days, during which time the right to free allotment corresponding to shareholders may be exercised through any member entity of the Spanish Securities Settlement and Clearance Service, and may also be issued and traded under the same conditions as the shares from which they derive.

Lastly, the new shares shall be entitled to receive the full sum of dividends resolved to be distributed as from the date of their issue, and their admission to official listing on the markets where the Company's shares already trade shall be requested as soon as possible.

Madrid, February 13th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A

Date: February 14, 2002

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors